03007156

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Public Power Corporation S.A.

*CURRENT ADDRESS 30 Chalkokondyli Street
Athens 10432
Greece

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

FILE NO. 82- 34707 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☒

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DATE : 3/5/03

Number :	8410S	Date :	13/03/2002
Company :	Public Power Corporation S.A.	Time :	12:32:02

Public Power Corporation S.A.: Further re Final Results

RNS Number:8410S
Public Power Corporation S.A.
12 March 2002

PUBLIC POWER CORPORATION S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000 TOGETHER WITH INDEPENDENT AUDITORS' REPORT

INDEPENDENT AUDITORS' REPORT

To:
Public Power Corporation S.A.:

We have audited the accompanying consolidated balance sheets of Public Power Corporation S.A. (a Greek Corporation) and its subsidiaries (the "Company") as at December 31, 2001 and 2000 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 2001 and 2000 (expressed in millions of Greek Drachmae). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. An audit also includes an assessment of the accounting principles used and significant judgments and estimates made by management, as well as an evaluation of the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As further explained in Note 12 to the accompanying financial statements, the Company does not maintain a sufficiently detailed fixed asset register and, as a result, we could not verify the related accounts to a physical count, on a test basis, of the respective fixed assets.

In our opinion, except for the effect of such adjustments, if any, as might have been disclosed had we been able to perform the audit tests and procedures necessary as discussed in the third paragraph above, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Public Power Corporation S.A. and its subsidiaries as at December 31, 2001 and 2000 and the results of their operations and their cash flows for the years ended December 31, 2001 and 2000, in accordance with International Financial Reporting Standards.

As further discussed in Note 3b to the accompanying financial statements the Company's first fiscal closing will take place at December 31, 2002 and will cover the twenty-four month period ending as of that date. As further discussed in Note 12 to the accompanying financial statements, the Company, in accordance with the provisions of Art. 10 of Law 2941/2001 engaged an independent firm of appraisers to conduct a valuation of its fixed assets as of December 31, 2000. The appraisal resulted in a surplus of approximately GRD 990 billion. Based on the above law, the results of the above appraisal will be recorded in the Company's books within its first fiscal reporting period (January 1, 2001 to December 31, 2002). The Company is in the process of upgrading its fixed assets register and will record the above appraisal in its books in the calendar year 2002, upon completion of this process. Accordingly, the financial statements that will be prepared for the twenty-four month period ending December 31, 2002, will include the results of the appraisal discussed above. Had the results of the above appraisal been recorded in the year 2001, it is estimated that shareholders' equity at December 31, 2001 would have been increased by approximately GRD 940 billion, fixed assets' depreciation for the twelve-month period ended December 31, 2001 would have been increased by approximately GRD 80 billion, while profit after tax for the same period would have been decreased by approximately GRD 50 billion.

Athens, Greece March 12, 2002

PUBLIC POWER CORPORATION S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
(amounts in all tables and notes are presented in millions of Greek Drachmae, unless otherwise stated)

1. COMPANY'S FORMATION AND OPERATIONS:

Public Power Corporation ("PPC" or "Company") was established in 1950 for an unlimited duration as a corporation for electricity generation, transmission and distribution throughout Greece. PPC headquarters are located at 30 Chalkokondili Street, Athens, 104-32 Greece. The Company's employees at December 31, 2001 and 2000 totaled approximately 30,576 (out of which 167 and 922 are engaged by HTSO and PIO respectively) and 31,600 (out of which 840 were engaged in PIO), respectively.

As an integrated electric utility, the Company generates electricity in its own 99 power generating stations, transmits electricity through approximately 10,900 kilometres of high voltage power lines and distributes electricity to consumers through approximately 195,000 kilometres distribution network. The Company also produces the lignite for its lignite-fired power stations from its five lignite mines.

2. LEGAL FRAMEWORK:

Until the enactment of Law 2773/1999, referred to as the Liberalisation Law, the Company operated as a wholly owned state utility whose objective was to develop the country's energy resources and to provide low cost electricity to support the development of the Greek economy. In 1999, the Hellenic Republic enacted the Liberalisation Law, which incorporated the provisions of Directive 96/92 of the European Parliament and of the Council of the European Union or the Electricity Directive, into Greek legislation and which liberalised the Greek electricity market. The Liberalisation Law provided for, among other provisions, the transformation of PPC into a societe anonyme, to enable the Company to adopt commercial objectives, PPC's transformation to a societe anonyme became effective on January 1, 2001.

The main provisions of Law 2773 are the following:

- The establishment of the Energy Regulatory Authority ("RAE"), with the function of monitoring the operation of all sectors of the Greek energy market. RAE became fully operational on July 1, 2000,

- Competition in power generation will be introduced through the granting of generating licenses, in respect of the main interconnected system.

- Ownership of the national grid ('"transmission system" and "distribution network") remains and will continue to remain exclusively with PPC. PPC is entitled to use the system, for other, non-electricity related, purposes (such as telecommunications), subject to obtaining any necessary licenses.

- PPC is entitled to operate and exploit the distribution network.

- Supply of energy to Eligible and, as regards PPC to Non-Eligible customers too, is permitted to the holders of a supply license.

- Effective February 19, 2001, with the exception of non-interconnected islands consumers with an annual consumption of more than 100 GWh per point of consumption (of eligible customers) are allowed to conclude supply contracts with energy suppliers on the basis of private agreements and as defined in decisions of the Ministry of Development on the RAE's recommendations. A Ministerial Decision establishes that the market comprising all high or medium voltage electricity users representing 34% of the electricity supply market, in terms of power consumption has been opened to competition. Supply of energy to non-eligible customers is an obligation of PPC.

- Under Article 34, an independent legal entity, the "Public Power Corporation Personnel Insurance Organization" ("PIO"), was established, which will operate separately from PPC. PPC will pay to PIO solely all employer and employee contributions, with any eventual pension and health insurance shortfall being funded by the State Budget (Note 19).

The Greek State is not permitted to hold less than 51% of the voting shares of PPC after any increase in its share capital (Note 25).

Hellenic Electricity Transmission System Operator S.A. ("HTSO"); Law 2773 provided for the establishment of the System Operator, a society anonyme operating under the rules of private economy and subject to the provisions of Law 2190/1920. Presidential Decree 328/7.12.00 through which the HTSO was officially incorporated on December 12, 2000, announced its Articles of Incorporation, which among others, specified the following:

1. PPC has the exclusive ownership rights of the transmission system and the obligation to develop it according to the planning of the HTSO, as well as to maintain it and ensure its operational and technical integration.

2. The HTSO shall operate, exploit, ensure the maintenance and implement the development of the transmission system throughout the country, as well as of its interconnections with other networks, in order to ensure the country's energy supply in a sufficient, secure, economically efficient and reliable manner.

3. The share capital of the HTSO is set at GRD 100 million (10,000 registered shares, of Greek Drachmae ten thousands par value each). The Greek State must always own at least 51% of the share capital. Generation license holders connected to the System, including PPC, may own the remaining 49% in proportion to their generating capacity connected to the transmission system.

4. Matters corresponding to terms and conditions of the employment of PPC personnel by the HTSO by way of seconded staff shall be regulated by a contract between PPC and the HTSO. The HTSO will compensate PPC for the respective costs.

5. PPC will receive compensation from the HTSO for the use of the transmission system.

6. PPC is entitled to use the transmission system, as its exclusive owner, for other, non-energy related, purposes (such as telecommunications, subject to obtaining any necessary licenses).

On January 16, 2001, PPC paid GRD 49 million to the HTSO (Note 14) for 49% of its initial share capital. On February 16, 2001, PPC and HTSO entered into an agreement as described under item (4) above. To-date, approximately 167 PPC employees have been transferred to the HTSO. These employees remain on PPC's payroll. Under the terms of such agreement, PPC shall be refunded for all payroll and other benefits as well as the employer's contributions, plus a percentage reflecting any other type of indirect cost relating to the administrative support services or such employees. The above percentage has not yet been determined.

On May 3, 2001, PPC and HTSO entered into another agreement as described under item (5) above which was also approved by RAE and the Ministry of Development. As specified in the agreement and in Law 2773, the calculation of the compensation fee will incorporate PPC's budgeted, direct and indirect transmission costs, depreciation of assets, and a return on PPC's invested capital in the transmission system. The compensation fee has not yet been quantified by PPC.

Up to December 31, 2001, payroll costs incurred by PPC on behalf of the HTSO, since its incorporation on 12 December 2000, totaled GRD 1,702. The amount was charged to HTSO plus a margin of 6% and VAT of 18% (Note 9).

Public Service Obligations: The Company, being the dominant local electricity provider in Greece, is subject to public service obligations that affect its costs, and which may not be imposed on prospective competitors. The Company will only receive compensation from the HTSO for meeting its service obligations to the extent there are competitors. This compensation will be in proportion to the Company's public sector obligations in relation to those of its competitors. In November 2001 the Minister of National Economy has indicated the Hellenic Republic's intention to compensate the Company for some of the costs related to public service obligations in an amount of GRD 55 billion per year. The first of these payments is expected to take place in 2002 and the payments will cease in 2004 or earlier if an alternative mechanism for compensation is put into place. These payments are subject to compliance by the Hellenic Republic with Greek and European Union law.

3. BASIS OF PRESENTATION:

(a) Basis of Financial Statements: The accompanying financial statements are prepared under the historical cost convention as modified by the revaluation of certain assets to fair value and assuming the Company will continue as a going concern. They comply with International Accounting Standards ("IAS") as issued by the International Accounting Standards Board (IASB) and interpretations issued by the Standing Interpretations Committee (SIC) of the IASB. There are no such standards adopted in advance of their effective dates. The accompanying financial statements have been based on the statutory financial statements, appropriately adjusted and reclassified by certain out-of-book memorandum adjustments for conformity with the standards prescribed by the IASB.

(b) Statutory Accounting: The Company until recently maintained its accounting records and prepared its financial statements for regulatory purposes largely in accordance with Greek Corporate Law 2190/1920 and the applicable tax legislation, except that no reserves were established for asset write downs, for certain liabilities and provisions. Based on Law 2941/12.9.2001, ratified by the Greek Parliament in September 2001, management proceeded in the full adoption of accounting standards provided by the Greek Corporate Law and the Greek National Chart of Accounts and reissued financial statements under Greek GAAP for fiscal years 1998 through 2000. Under the provisions of Law 2941/12.9.2001, all adjustments deemed necessary for the full adoption of Greek GAAP were recorded in a separate account in shareholders' equity. The Company's first fiscal year will be concluded at the end of the year succeeding its transformation into a societe anonyme (January 1, 2001 to December 31, 2002), in accordance with its Articles of incorporation.

(c) Approval of Financial Statements: The Company's statutory financial statements for the year ended December 31, 2001 have been approved by the Board of Directors on February 26, 2002 and the financial statements prepared under IAS for the same period on March 12, 2002.

(d) Use of Estimates: The preparation of financial statements in conformity with IAS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4. PRINCIPAL ACCOUNTING POLICIES:

The principal accounting policies used in the preparation of the accompanying financial statements are as follows:

(a) Basis of Consolidation: The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiary undertakings (companies in which PPC directly or indirectly has an interest of more than one half of the voting rights or otherwise has power to exercise control over the operations) have been consolidated. Subsidiaries are consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date of disposal. All significant intercompany balances and transactions have been eliminated. Where necessary, accounting policies for subsidiaries have been revised to ensure consistency with the policies adopted by the Company. The Company's subsidiaries (currently having limited operations) that were fully consolidated in the accompanying financial statements are as follows:

Consolidated Subsidiary	Ownership Interest	Country of Incorporation	Principal Activities
PPC Renewables S.A.	100%	Greece	Engineering, consulting technical and commercial services
Cogen S.A.	100%	Greece	Consulting Services
PPC Telecommunications Services S.A.	100%	Greece	Telecommunication services

(b) Foreign Currency Translation: The Company's measurement as well as reporting currency is the Greek Drachmae. Transactions involving other currencies are converted into Greek Drachmae using the exchange rates, which were in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities that are denominated in other currencies are adjusted to reflect the current exchange rates. Gains or losses resulting from foreign currency adjustments are reflected in foreign currency gains (losses), net, in the accompanying statements of income.

(c) Financial Instruments: Financial assets and liabilities carried on the balance sheet, include cash, cash equivalents, receivables, investments, current liabilities, long-term debt and derivative financial instruments. The accounting policies on recognition and measurement of these items are disclosed in the respective accounting policies included in this note. Financial instruments are classified as assets, liabilities or equity in accordance with the substance of the related contractual arrangement. Interest, dividends, gains and losses relating to financial instruments classified as assets or liabilities, are reported as income or expense, respectively. Financial instruments are offset when the Company has a legally enforceable right to offset and intends to settle either on a net basis or to realize the asset and settle the liability simultaneously.

(i) Fair Value: The carrying amounts reflected in the accompanying balance sheets for cash and cash equivalents, receivables, and current liabilities approximate their respective fair values due to the relatively short-term maturity of these financial instruments. The fair values of marketable securities are based on their quoted market prices at the balance sheet date. The fair values of long-term debt are as described in Note 21 below. The fair values of derivative instruments are based upon marked to market valuations (discounted cash flow analysis). For all of these derivative instruments, the fair values are confirmed to the Company by the financial institutions through which the Company has entered into these contracts.

(ii) Credit Risk: The Company has no significant concentrations of credit risk with any single counter party.

The maximum exposure to credit risk is represented by the carrying amount of each asset, including derivative financial instruments, in the balance sheet. With respect to derivative instruments, the Company monitors its positions, the credit ratings of counter parties and the level of contracts it enters into with any counter party. The counter parties to these contracts are major financial institutions. The Company has a policy of entering into contracts with parties that meet stringent qualifications and, given the high level of credit quality of its derivative counter parties, the Company docs not believe it is necessary to enter into collateral arrangements.

(iii) Interest Rate and Foreign Currency Risk: With respect to its long-term debt, the management of the Company closely monitors the fluctuations in foreign currency exchange and in interest rates and evaluates the need to enter into any financial instruments to mitigate those risks, on an ongoing basis. In this respect, the Company enters into interest rate and currency swap contracts to reduce the exposure to interest rate and currency fluctuations.

Up to December 31, 2000 interest rate swaps were accounted for as cash flow type hedges of designated long-term debt on an accrual basis, as the interest rate swaps held were expected by the Company to be highly effective in achieving offsetting changes in the cash flows attributable to the hedged item. The interest payable and interest receivable under the swap is accrued and recorded as an adjustment to the interest expense of the designated long-term debt. Up to December 31, 2000 currency swaps were not recognized as assets and liabilities in the accompanying financial statements.

Effective January 1, 2001 in accordance with IAS 39 "Financial Instruments: Recognition and Measurement", such instruments are measured at fair values and recognized as assets or liabilities in the accompanying financial statements. The resulting transition adjustment has been included in equity as an adjustment to the opening balance of accumulated deficit.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective are recognised in equity. Where a hedged forecasted transaction or firm commitment results in the recognition of an asset or of a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in equity are transferred to the income statement and classified as revenue or expense in the same periods during which the hedged firm commitment or forecasted transaction, affects the income statement. Certain derivative transactions, while providing effective economic hedges under the Company's risk management policies, do not qualify for hedge accounting under the rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39, are recognised immediately in the income statement.

(iv) Market Risk: The Company has not entered into any hedging transactions to cover its exposure to price movements arising from the purchase of natural gas and liquid fuel.

(d) Property, Plant and Equipment: For financial reporting purposes, property, plant and equipment is stated at acquisition cost less accumulated depreciation. Assets constructed by PPC are added to property, plant and equipment at cost, which includes direct technical payroll costs related to construction (inclusive of related employer contributions) and applicable general overhead costs. With the exception of assets relating to the distribution network (see Note 12), for all other assets that are retired or sold, their cost and related depreciation is removed from the accounts at the time of sale or retirement, and any gain or loss is included in the accompanying statements of income. Repairs and maintenance are charged to expenses as incurred.

(e) Depreciation; Depreciation is calculated on a straight-line basis over the average estimated economic useful life rates, as follows:

Buildings and Civil Works:	
Hydro power plants	2%
Buildings of general use	5%
Industrial buildings	8%
Machinery and Equipment:	
Thermal power plants	4%
Mines	4%
Hydro power plants	2%
Autonomous diesel power plants	8%
Other	12%
Transmission lines and substations	2.5%
Distribution:	
Substations	6%
Low voltage distribution network	6%
Medium voltage distribution network	5%
Transportation assets	15% to 20%

Furniture, fixtures and equipment 20% to 30%

f) Mining Activities: PPC owns and operates open pit lignite mines. Acquisition and initial (pre-production) development costs relating to mines are capitalized and amortized over the shorter of the life of the mine and twenty years. Exploration and ongoing (post-production) development costs are charged to me cost of lignite production as incurred. A provision for land restoration is established for the Company's estimated present obligation for restoration and is calculated based on the surface disturbed to date and the average cost of restoration per metric unit. It is accounted for on an accrual basis and is included in provisions (Note 18). The movement of the Company's lignite deposits (mines that either operate or are about to commence operations) has as follows (in millions of tons of lignite):

	2001	2000
Reserve quantities, beginning	2,150	2,213
Extraction for the year	66	63
Reserve quantities, ending	2,084	2,150

(g) Borrowing Costs: The Company follows the benchmark treatment provided in IAS 23 under which borrowing costs are recognized as an expense in the period in which, they are incurred regardless of how borrowing proceeds are applied.

(h) Impairment of assets: IAS 36 requires that the recoverable amount of an asset should be estimated whenever there is an indication that the asset has suffered a significant impairment. It also requires an impairment loss to be recognized whenever the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is measured as the higher between net selling price and value in use.

Net selling price is the amount obtainable from the sale of an asset in an arm's length transaction between knowledgeable, willing parties, after deducting any direct incremental disposal costs, while value in use is the present value of estimated future cash flows expected to arise from continuing use of an asset and from its disposal at the end of its useful life.

The determination of the Company's fixed assets' fair market value (in-use) at December 31, 2000, as further discussed in Note 12 below, indicated that certain of the Company's hydro power plants had suffered a permanent impairment of GRD 14,774, which is separately reflected in the accompanying statement of income for the year ended December 31, 2000.

(i) Subsidies and Customers' Contributions for Fixed Assets: PPC obtains subsidies from the EU in order to fund specific projects executed through a specific time period. Furthermore, PPC's customers are required to participate in the initial network connection cost (metering devices, substations, network connections etc.) or other type of infrastructure. Subsidies and customers' contributions are recorded upon collection and are reflected as deferred income (subsidies and customers' contributions) in the accompanying balance sheets. Amortization is accounted for in accordance with the useful life of the related assets, and is included in depreciation and amortization in the accompanying statements of income (Notes 23 and 32).

(j) Intangible assets: Intangible assets represent costs of purchased or self-generated software such as payroll, materials and services used and any other expenditure incurred in developing computer software and bringing the software into its intended use. Software costs are amortized on a straight-line basis over a period of three years. Amortization is included in depreciation and amortization in the accompanying statements of income (Notes 13 and 32).

(k) Cash and Cash Equivalents: The Company considers time deposits and other highly liquid investments with original maturity of three months or less, to be cash equivalents. The adoption of IAS 39, which became effective on January 1, 2001, did not result in any transition adjustment as to the recognition and measurement of cash and cash equivalents.

(l) Marketable Securities: The Company has investments in equity securities that are traded on the Athens Stock Exchange. Up to December 31, 2000, these investments were classified as current as they are not generally intended to be retained on a long-term basis and are carried at their market value (based on the quoted market price at each balance sheet date) in accordance with IAS 25 "Accounting for Investments". The difference in the market values was recorded directly as a separate component of equity, in case of an increase in carrying amounts, and as an expense in case of a decrease in carrying amounts to the extend that is not covered by a surplus previously recorded in equity. Investments in OAE bonds were carried at cost (Notes 7 and 14) plus accrued interest (Note 11).

Effective January 1, 2001 in accordance with IAS 39 "Financial Instruments: Recognition and Measurement", these investments, excluding OAE bonds, are classified as available for sale. Any unrealised gains or losses are recognised directly in equity. When the investment is sold, collected or otherwise disposed of, or when the carrying amount of the investment is impaired, the cumulative gain or loss recognised in equity is transferred to the income statement. Effective January 1, 2001 in accordance with IAS 39, OAE bonds were classified as held to maturity and carried at amortised cost. At December 31, 2001 OAE bonds have been reclassified to available for sale and measured at fair value, with changes in fair value included in the statement of income. The adoption of IAS 39 did not result in any transition adjustment as to the recognition and measurement of marketable securities.

(m) Accounts Receivable: Accounts receivable, are stated at their face value, net of any provisions for non-collectible balances. The adoption of IAS 39, which became effective January 1, 2001, did not result in any transition adjustment as to the recognition and measurement of accounts receivable.

(n) Provisions and Contingencies: Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources embodying economic benefits will be required to settle this obligation, and a reliable estimate of the amount of the obligation can be made. Provisions are reviewed at each balance sheet date and adjusted to reflect the present value of the expenditure expected to be required to settle the obligation. Contingent liabilities are not recognized in the financial statements but are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the financial statements but are disclosed when an inflow of economic benefits is probable.

(o) Income Taxes (Current and Deferred): Current and deferred income taxes are computed based on the stand alone financial statements of each of the entities included in the consolidated financial statements, in accordance with the tax rules in force in Greece. Income tax expense consists of income taxes for the current year based on the Company's profits as adjusted in its tax returns, using current tax rates. Deferred income taxes are provided using the liability method for all temporary differences arising between the tax basis of assets and liabilities and their carrying values for financial reporting purposes. No deferred tax asset is recorded if it is not probable that the related tax benefit will be realized in the foreseeable future. For transactions recognized directly in equity, any related tax effects are also recognized directly in equity. Computation is made using the enacted tax rates. Temporary differences giving effect to such taxes are explained in Note 16.

(p) Revenue recognition: Revenue from all types of customers is accounted for on an accrual basis. At each balance sheet date, unbilled revenue is recorded to account for electricity delivered and consumed by customers but not yet billed (Notes 8 and 30).

(q) Materials and Spare Parts: Materials and spare parts principally relate to power plant, transmission and distribution network maintenance and are stated at the lower of cost or net realizable value, the cost being determined using the weighted average method. These materials are recorded in inventory when purchased and then are expensed or capitalized to plant, as appropriate, when installed. Provision, for slow moving materials and spare parts, is accounted for in the accompanying financial statements.

(r) Fossil fuel: Fossil fuel mainly consists of the production cost of lignite, extracted from PPC's own mines. All costs incurred for the extraction of lignite are treated as production costs. Consumption of lignite is separately reflected in operating expenses in the accompanying statements of income. Management believes that lignite reserves are adequate to cover the current and anticipated levels of supply for energy generation by lignite-fired thermal power stations for many years.

(s) Liquid Fuel: Liquid fuel (fuel and diesel oil) is generally purchased from a State owned oil company, Hellenic Petroleum S.A. The contract expires in December 2002 with a possible extension of three months. PPC has the right to purchase from other suppliers as well. The cost of liquid fuel reflects purchase price plus any taxes (other than VAT), levies and other costs necessary for the storage in PPC's warehouses. Liquid fuel costs are expensed as consumed and are separately reflected in the accompanying statements of income. Effective January 1, 2001, and following the requirements of IAS 39, the above contract is not accounted for as a derivative as it is a normal purchase contract which is intended to be settled by the Company by taking delivery in the normal course of business, and for which the Company does not intend to settle net.

(t) Natural Gas: Natural gas is purchased from a State owned company, the Public Natural Gas Supply S.A. ("DEPA") under a contract expiring in 2016. Prices are mainly dependent on the current market prices of heavy oil, gas oil and certain types of crude oil. To a lesser extent they depend on national and international financial indices. Payments are made in local currency. Natural gas fuel is expensed as purchased, as the Company does not own any storage facilities. Consumption of natural gas is separately reflected in the accompanying statements of income. Effective January 1, 2001, and following the requirements of IAS 39, the above contract is not accounted for as a derivative as it is a normal executory contract which is intended to be settled by the Company by taking delivery in the normal course of business, and for which the Company does not intend to settle net. In January 2002, the PPC Board of Directors agreed to take up an offer from the Greek state for an option to buy up to 30% of "DEPA".

(u) Electricity: Electricity is periodically purchased under short-term contracts. Electricity purchase costs are expensed as consumed and are separately reflected in the accompanying statements of income. Effective January 1, 2001, and following the requirements of IAS 39, the above contracts are not accounted for as derivatives as they are normal executory contracts which are intended to be settled by the Company by taking delivery in the normal course of business, and for which the Company does not intend to settle net. During the last quarter of 2001 the Company entered into two contracts (maturing in December 2002 and September 2004) to purchase energy. These purchases are denominated in U.S. dollars and are accounted for as derivative financial instruments since (a) their value changes in response to changes in foreign exchange (b) there is no initial net investment and (c) are settled at a future date. They are classified as held-for trading and are measured and carried at fair value with changes in fair value included in the statement of income. The fair value of these contracts as at December 31, 2001 was estimated using discounted cash flow analysis, totaled GRD 1,651 (loss) and is included in energy purchases in the accompanying 2001 statement of income.

(v) Segment information: Prior to 2001, the Company managed its operations on an integrated utility basis. As a result of the implementation of EU Directive 96/92 and as part of its transformation into a societe anonyme, discussed in Note 2 above, the Company has adopted a new organizational and management structure, which will reflect its core business, and accordingly, effective January 1, 2002, the Company will present segment information for its core business segments.

(w) Earnings per Share: Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding during each year. There were no dilutive securities outstanding during the years presented. All share and per share amounts have been adjusted to give retroactive effect to the establishment of the Company's share capital discussed in Note 25.

5. TRANSLATIONS OF GREEK DRACHMAE AMOUNTS INTO EURO:

The Company's financial statements are stated in Greek Drachmae. The translation of the Greek Drachmae amounts into EURO is included solely for the convenience of the reader, using the locked euro-zone exchange rate of GRD 340.75 to €1.00. The convenience translation should not be construed as representation that the Greek Drachmae amounts have been, could have been, or could in the future be, converted into EURO at this or any other rate of exchange.

6. CASH AND CASH EQUIVALENTS:

Amounts in the accompanying balance sheets are analyzed as follows:

	2001	2000
Cash at hand	1,117	887
Cash in banks	10,674	1,548
Bank of Crete (Note 15)	2,319	2,319
Time deposits	2,000	0
	16,110	4,754

Interest earned on cash in banks and time deposits is accounted for on an accrual basis and amounted to GRD 1,798 and GRD 3,604, for the years 2001 and 2000 respectively.

7. MARKETABLE AND OTHER SECURITIES:

Amounts in the accompanying balance sheets are analyzed as follows:

Equity securities:	2001	2000
- Heracles Cement S.A.	2,374	1,934
- National Bank of Greece	6,124	9,272
- Evetam	82	82
	8,580	11,288
OAE bonds (Note 14)	732	9,315
	9,312	20,603

There were no sales or acquisition of equity securities during 2001 and 2000.

The change in net unrealized holding loss on equity securities available for sale totaled GRD 2,708 and GRD 2,354 in 2001 and 2000, respectively.

OAE bonds were issued by the Greek State in June 1992 in order to pay the debts of ailing companies. In this respect PPC, which had outstanding debts from ailing companies, received in June 1992 bonds with a face value of GRD 37,466 (representing GRD 26,424 of principal and GRD 11,042 of interest for the period from June 10, 1992 through June 10, 1994, separated in five series) maturing at various dates, from June 10, 1998 through June 10, 2002. In November and late December 2001 bonds of face value GRD 12.773 were sold for GRD 12,834. The majority of the above bonds are used by PPC as collateral in obtaining short-term bank borrowings (Note 20).

Interest on these bonds was accounted for until December 31, 2000 on an accrual basis (Note 11). Following the reclassification of these bonds from held to maturity to available for sale (Note 4 (1)) these bonds have been measured at fair value as at December 31, 2001, and the resulting gain of GRD 16 has been included in the 2001 statement of income.

Interest income for 2001 and 2000 totaled GRD 910 and GRD 1,881, respectively and is included in financial income in the accompanying statements of income.

8. TRADE RECEIVABLES:

Amounts in the accompanying balance sheets are analyzed as follows:

	2001	2000
High voltage	20,223	20,608
Medium and low voltage	122,252	118,312
Customers contributions	3,243	2,512
	145,718	141,432
Unbilled revenue	71,020	60,535
	216,738	201,967
Less: Allowance for doubtful accounts	(33,436)	(31,164)
	183,302	170,803

High voltage customer balances relate to receivables from sales of energy to 21 large industrial companies, which are invoiced at the end of each calendar month, based on individual agreements and actual metering.

Medium voltage customers are mainly small industrial companies. Billing is on a monthly basis based on actual meter readings.

Low voltage customers are mainly residential customers. The majority of low voltage customers are billed every four months based on actual meter readings, while interim bills are issued every two months based on the energy consumed during the corresponding period in the prior year.

There are different types of invoices for both Medium and Low voltage customers with different tariff structures based on different types of energy use (commercial, agricultural, residential etc.).

Revenues from the supply of electricity to medium and low voltage customers provided during the period from the last meter reading and billing through each reporting date are accounted for as unbilled revenue.

Allowance for doubtful customers is made for specific balances relating to high voltage customers, while the allowance for medium and low voltage customers is based on the balances reported by the Company's billing system as outstanding in excess of twelve months, for which provisions are made in full.

The movement on the allowance for doubtful accounts is as follows:

	2001	2000
Beginning balance	31,164	33,733
Provision	3,024	2,842
Utilized	(752)	(5,411)
Ending balance	33,436	31,164

9. OTHER RECEIVABLES:

Amounts in the accompanying balance sheets are analyzed as follows;

	2001	2000
Amounts in dispute with tax authorities	12,212	12,716
HTSO (Note 2)	2,129	0
Greek Post Office	2,300	2,467
Social security funds, in dispute	6,106	6,553
Social security funds, current	2,485	2,556
State participation in employees social security contributions	2,178	2,007
Pensioners advances, in dispute	1,793	1,793
Loans to employees	10,985	5,070
Employees' current accounts	786	727
Receivables from contractors	2,900	3,117
Tax withholdings	2,074	1,399
Other	1,359	303
	47,307	38,708
Less: Allowance for doubtful accounts	(8,346)	(8,346)
	38,961	30,362

The movement on the provision for doubtful accounts is as follows:

	2001	2000
Beginning balance	8,346	8,346
Provision	0	7,062
Utilized	0	(7,062)
Ending balance	8,346	8,346

The amount of GRD 7.062 relates to VAT which was fully provided at June 30, 2000 and was written off in August 2000.

Disputes with tax authorities: In 1995 the tax authorities performed a preliminary payroll tax audit for the years from 1983 to 1995, and assessed to the Company GRD 13,820 relating to supplementary payroll tax and penalties. In 1998, the tax authorities performed a preliminary tax audit of the years 1995 to 1997 and assessed additional income taxes and penalties of GRD 10,464. The Company brought the cases before the tax courts by paying initially the amount of GRD 13,718 (GRD 12,212 at December 31, 2001 due to the finalisation of certain elements in the Company's favour). The majority of the above assessments are still pending before the courts. A provision of GRD 12,800 is included in "Provisions" (Note 18) in the accompanying financial statements to cover the Company's exposure relating to the cases that are not expected to be finalized in the Company's favour.

Social security funds in dispute: The amount relates to social security contributions (years 1983-1993) of employees who have worked with other employers before joining PPC. As PPC undertook the obligation for their pensions and other related benefits, part of their contributions to other social security funds (mainly IKA, the major Greek social security fund), has been claimed by PPC. The claim was not accepted by IKA and the case was brought by PPC before the courts. Following an adverse court decision, management intends to file an appeal. A respective provision has been established for the non-collection of the amount.

State participation in employees' social security contributions: The amount represents the State contribution to the social security contributions of employees who started working after January 1,1993.

Advances to pensioners in dispute: The amount of GRD 1,793 represents an advance payment made in 1993 to pensioners in relation to the litigation discussed in Note 29.e.

Loans to employees: The 2001 amount includes GRD 6,191 representing non-interest bearing short term loans to participate in the share capital increase discussed in Note 25. The respective fair value of these loans (measured at the present value of the future cashflows discounted using the market rate of interest for a similar loan) as at December 31,2001 amounted to GRD 6,321.

10. MATERIALS, SPARE PARTS AND SUPPLIES:

Amounts in the accompanying balance sheets are analyzed as follows:

	2001	2000
Fossil fuel (mainly lignite)	8,256	11,007
Liquid fuel	15,546	18,436
Materials and spare parts	161,713	157,595
Advances to suppliers	45,314	43,261
	230,829	230,299
Provision for slow-moving materials and spare parts	(40,006)	(36,521)
	190,823	193,778

11. OTHER CURRENT ASSETS:

Amounts in the accompanying balance sheets are analyzed as follows:

	2001	2000
Value Added Tax	119	13,819
Prepaid expenses	1,835	2,328
OAE accrued interest (Note 7)	0	810
Other	96	626
	2,050	17,583

12. PROPERTY, PLANT AND EQUIPMENT:

Amounts in the accompanying balance sheets are analyzed as follows:

	December 31, 1999	Additions	Removals/ Transfers	Impairment	December 31, 2000	Additions	Removals/ Transfers	December 31, 2001
Cost:								
Land	19,850	1,418	(21)	(1,408)	19,839	1,677	(42)	21,474
Mines (expropriation and development costs - Note 4f)	90,925	10,708	0	0	101,633	11,724	0	113,357
Buildings	420,033	15,041	0	(11,382)	423,692	36,443	0	460,135
Machinery	1,497,526	158,847	(7,244)	(1,984)	1,647,145	191,024	(6,834)	1,831,335
Transportation assets	26,560	2,495	(25)	0	29,030	708	(187)	29,551
Furniture and equipment	66,567	5,219	(3,007)	0	68,779	3,077	(1,074)	70,782
Construction in progress	266,525	307,563	(189,971)	0	384,117	278,982	(244,251)	418,848
	2,387,986	501,291	(200,269)	(14,774)	2,674,235	523,235	(252,388)	2,945,482
Accumulated Depreciation:								
Land	0	0	0	0	0	0	0	0
Mines	39,257	3,760	0	0	43,018	4,708	0	47,726
Buildings	91,214	13,774	0	0	104,987	18,702	0	123,689
Machinery	401,038	79,309	(3,648)	0	476,699	85,922	(3,066)	559,555
Transportation assets	19,311	2,911	(22)	0	22,200	2,645	(207)	24,638
Furniture and equipment	49,679	9,918	(2,989)	0	56,608	5,345	(912)	61,041

Construction in progress	0	0	0	0	0	0	0	0
	600,499	109,672	(6,659)	0	703,512	117,322	(4,185)	816,649
Net Book Value:								
Land	19,850				19,839			21,474
Mines	51,668				58,615			65,631
Buildings	328,819				318,705			336,446
Machinery	1,096,488				1,170,446			1,271,780
Transportation assets	7,249				6,830			4,913
Furniture and equipment	16,888				12,171			9,741
Construction in progress	266,525				384,117			418,848
	1,787,487				1,970,723			2,128,833

Fixed Assets Register: The company's fixed assets register does not provide sufficiently detailed information that would enable the determination of the historical cost of each individual asset, and its subsequent statutory revaluations, additions, disposals etc. Furthermore, the fixed assets register does not provide technical or other operational data that would facilitate physical verification of assets, either from the register to the specific asset or vice versa. With the exception of transportation assets and office equipment, no physical counts of fixed assets have been performed in the past. The Company has initiated the process of developing a detailed fixed assets register, which is expected to reconcile costs to identifiable individual items and incorporate the results of the appraisal revaluation (see paragraph "Appraisal of fixed assets" below). Any differences relating to prior years will be charged to opening retained earnings with an expected equal adjustment to the appraisal surplus. This process is expected to be completed within 2002.

Legal Status of Property: The Company is in the process of preparing a detailed listing of all its real property, as such information is not provided by the fixed assets register, which will be filed with the Land Registry to enable the Company to obtain ownership and encumbrances certificates.

Insurance Coverage: The Company's property, plant and equipment are located all over Greece and therefore the risk of a major loss is reduced. PPC does not carry any form of insurance coverage on its property, plant and equipment save for its information technology equipment.

Retirements and Disposals of the Distribution Network: As the Company's fixed assets register does not provide sufficient details to enable the identification of the original cost or accumulated depreciation of a retired or disposed asset, the distribution network fixed assets which are disposed are not removed from the fixed assets register. Estimated values of items retired are transferred to the warehouse stock and classified as spare parts and materials. Upon warehousing and for financial reporting purposes a contra account under fixed assets is credited with an amount equal to the estimated value of the item warehoused. The related accumulated depreciation as of the retirement date is estimated to be 50% of the warehouse value. The net book value of such retirements, as estimated by the Company, for 2001 and 2000, totaled GRD 2,544 and GRD 3,482, respectively.

Statutory Revaluation of Fixed Assets: in accordance with Greek tax legislation, fixed assets are periodically revalued (usually every four years). These revaluations relate to machinery (until 1987), land, mines and buildings and are based on non-industry specific indices that were determined by the Government through Ministerial Decisions. Both cost and accumulated depreciation are increased by these indices while the net revaluation surplus is credited to reserves in equity. These statutory revaluations, the latest of which was done at December 31, 2000, do not meet the criteria required by IAS 16 "Property, plant and equipment", and accordingly have been reversed in the accompanying financial statements. Such reversal was made on a class of asset rather than on an individual asset basis, because the fixed assets register does not provide information to enable the determination of the historical cost of each individual asset. As of December 31, 2001, revaluations that have been performed in the past resulted in a total revaluation surplus of GRD 322,921 out of which GRD 181,203 was used to set up part of the Company's share capital (Note 25).

Stranded Costs: Stranded costs relate to excess costs incurred by the Company as a result of investment decisions or legislative obligations that the Company undertook for reasons of public policy. These mainly comprise costs resulting from the construction of excess generating capacity. Article 24 of the EU Directive (see Note 2) recognizes that such costs may not be recovered after the liberalization of the electricity market and states that Member States can introduce transitional regimes. Member States may grant companies with financial compensation, subject to the approval of the European Commission.

Appraisal of Fixed Assets: In July 2001, the Company engaged an independent firm of appraisers to conduct a valuation of its fixed assets as of December 31, 2000 as required by Law 2941/12.09.2001. Such valuation was completed in late September 2001. Under the provisions of Law 2941/12.09.2001 the Company has to present its fixed assets at appraised values, during its first fiscal year (January 1, 2001 to December 31, 2002) following its transformation into a societe anonyme. Such presentation is in accordance with the allowed alternative treatment of IAS 16.

The appraisal discussed above resulted in a surplus of approximately GRD 990 billion. The Company will record the results of the above appraisal in its books in the calendar year 2002 upon completion of the process for the upgrading of its fixed assets register. It is believed that there has been no significant movement in fair values during the period from January 1 2001 up to date. If the appraisal results had been recorded in the calendar year 2001 depreciation expense would have been higher by approximately GRD 80 billion and net profit after tax would have been lower by approximately GRD 50 billion.

From December 31, 2002 onwards the Company intends to have an independent revaluation performed for each class of assets once every five years. Any surplus will be reflected separately in shareholder's equity, will be amortized over the useful life of the related assets and will be charged (credited) to retained earnings.

13. INTANGIBLE ASSETS:

Amounts in the accompanying balance sheets represent software costs and are analyzed as follows:

Cost:	2001	2000
Beginning balance	3,639	2,747
Additions	936	1,448
Disposals	(2)	(556)
	4,573	3,639
Accumulated Amortization:		
Beginning balance	2,375	2,294
Additions	856	637
Disposals	(1)	(556)
	3,230	2,375
Net Book Value	1,343	1,264

14. OTHER NON-CURRENT ASSETS;

Amounts in the accompanying balance sheets are analyzed as follows:

	2001	2000
OAE bonds (Note 7)	0	13,489
Deferred loan fees and expenses	5,536	6,485
Social security (long-term portion - Note 9)	1,899	2,016
Investment in affiliates	783	298
Other	2	0
	8,220	22,288

Investment in affiliates at December 31, 2001, represent the Company's participation in the share capital of the HTSO GRD 49 (Note 2). its participation in Evergy S.A. (through PPC Telecommunications S.A. - Note 4) at an amount of GRD 396 (GRD 298 at December 31, 2000) and its participation in four corporations (through PPC Renewables S.A. - Note 4) engaged in energy generation from renewable sources at an amount of GRD 338.

In addition the Company has a 28.56% stake in Larco S.A., an ailing company, which was acquired prior to 1996 for the amount of GRD 15,943. Due to the poor financial condition of Larco, management determined that the investment has suffered a permanent impairment and, accordingly, the cost of this investment was written off prior to 1997,

15. TRADE AND OTHER PAYABLES:

Amounts in the accompanying balance sheets are analyzed as follows:

	2001	2000
Trade:		
Suppliers and contractors	53,728	69,304
Other	161	2,619
	53,889	71,923
Various Creditors:		
Municipalities' duties	59,970	56,151
Greek TV	15,118	15,140
Pensioners	165	221
Bank of Crete	4,107	4,107
Building sale proceeds	4,530	4,530
Other	14,621	15,420
	98,511	95,569
Other:		
Social security funds	3,444	3,315
Tax settlement (Note 16)	3,536	3,536
Lignite levy	1,079	3,997
Tax on fixed assets' statutory revaluation	1,253	1,253
Taxes withheld	9,018	8,262
	18,330	20,363
	170,730	187,855

Municipalities and Greek TV: The amounts represent duties collected by PPC through the bills issued to medium and low voltage customers. The payment of such amounts to the beneficiaries is made by PPC at the end of each month and relates to collections made for the preceding two months. For this service PPC charges a fee of 2% and 0.5%, on the amounts collected on behalf of Municipalities and Greek TV, respectively. Such fees for 2001 and 2000, totaled GRD 5,897 and GRD 5,444, respectively, and are included in other revenues in the accompanying statements of income (Note 30). Furthermore, receivables from Municipalities relating to energy consumption are offset against amounts paid for the duties collected on behalf of the Municipalities.

Bank of Crete: The amount relates to a dispute with the "Old Bank of Crete" since 1989, when the bank was under liquidation due to serious law violations revealed at that time. PPC deposits of GRD 2,319 (Note 6) with the bank were blocked, while the Company ceased the settlement of the loans then outstanding. The case is pending before the Supreme Court.

Lignite Levy: Based on Law 2446/96, effective 1997, the Company is obliged to pay a duty of 0.4% on its gross sales for the development and environmental protection of the three Prefectures (Kozani, Florina and Arkadia) where lignite power stations are in operation.

Building Sale Proceeds: The amount represents the proceeds from the sale of a building located in the center of Athens, during December 1999. Although the net book value of the land and building at the date of sale of GRD 33 was removed from fixed assets and transferred to the profit and loss account, the sale proceeds were recorded as a liability to the new Personnel Insurance Organization (PIO - Note 19).

Tax on Fixed Assets Statutory Revaluation Surplus: The amount represents tax on the revaluation surplus, which resulted from the statutory revaluation of land and buildings that was made in December 2000.

16. INCOME TAXES (CURRENT AND DEFERRED):

Income Tax Expense:

	2001	2000
Current income taxes	49,182	11,966
Deferred income taxes	795	1,935
Total provision for income taxes	49,977	13,901

Pursuant to Law 2873/2000 and effective January 1, 2001, the tax rate for corporations not listed on the Athens Stock Exchange, is 37.5%, which is further reduced to 35% after January 1, 2002. The tax rate for listed corporations is 35%. The Company is subject to income taxes at 35%.

Tax returns are filed annually but the profits or losses declared for tax purposes remain provisional until such time, as the tax authorities examine the returns and the records of the taxpayer and a final assessment is issued. Tax carry forward losses, to the extent accepted by the tax authorities, can be used to offset profits of the five fiscal years following the fiscal year to which they relate.

In 2000, the tax audit of the Company's books for the fiscal years 1989 through 1999 was completed and additional taxes and penalties of GRD 26,039 were assessed. This amount was charged against the reserve, which was provided in prior years for probable future tax assessments. The Company has agreed with the tax authorities to settle the above amount in five annual equal installments, the first being due on January 1, 2001. after deducting the amount of GRD 8,359 of VAT receivable outstanding at that time. As a result, the Company will pay GRD 17,680 (GRD 26,039 less GRD 8,359) in five installments of GRD 3,536, each (Note 15 and 24).

In October 2001 the tax audit of the Company's books for fiscal year 2000 was completed and the tax authorities assessed additional income taxes of GRD 2,800. The December 31, 2000 financial statements include a provision of an equal amount, which was paid in November 2001.

For the unaudited tax year ended December 31, 2001, it is not possible to determine the extent of any additional income taxes and penalties that might be assessed as these will depend on the findings of the tax authorities. A provision has been made to cover for such additional probable future tax assessments, based on the findings of prior years' tax audits. An analysis and reconciliation of the nominal to the effective tax rate is set out below:

	2001	2000
Profit before tax	135,790	22,371
Income tax calculated at nominal applicable tax rate of 35%	47,527	7,830
Provision for additional income taxes and penalties	3,000	2,973
Permanent differences:		
Tax effect on non tax deductible expenses		
Tax on revaluation of fixed assets	0	877
Non income tax assessments and penalties	16	1,714
Car expenses	259	304
Depreciation of mines revaluation	71	142
Other	138	410
Tax effect on non taxable profits		
Interest and other income from bank deposits and marketable securities	(1,034)	(2,607)
Other	0	(182)
Effect of adjustments processed in accordance with Law 2941/01, relating to permanent differences (Note 3b)	0	2,440
Total tax effect of permanent differences	(550)	3,098
Provision for income taxes	49,977	13,901

Deferred Income Taxes

Deferred income taxes are calculated on all temporary differences using the Company's statutory income tax rate of 35%. Deferred income tax assets are recognised for tax loss carry forwards only to the extent that realisation of the related tax benefit is probable.

The movement of the deferred income tax account is as follows:

	2001	2000
Balance, beginning of year	(2,236)	(301)
Profit and loss account charge	(795)	(1,935)
Balance, end of year, net	(3,031)	(2,236)

Deferred income tax assets and liabilities shown in the accompanying balance sheets are as follows:

2001 2000

Deferred income tax asset	32,808	32,357
Deferred income tax liability	(35,839)	(34,593)
	(3,031)	(2,236)

The deferred tax charge (liability) in the accompanying consolidated statements of income comprises the temporary differences resulting mainly from certain tax assessments that became tax deductible upon their payment. The deferred tax, credit (asset) is mainly due to temporary differences resulting from certain provisions that become tax deductible upon realisation. Deferred income tax assets and liabilities are attributable to the following items:

	2001	2000
Deferred income tax assets		
- Provision for materials, spare parts and supplies	12,637	12,782
- Provision for accounts receivable	2,711	3,507
- Provision for risks and accruals	16,255	16,068
- Other	1,205	0
Gross deferred tax asset	32,808	32,357
Deferred income tax liabilities		
- VAT assessments	0	(3,614)
- Long-term debt fees and expenses	(1,938)	(2,270)
- Mining acquisition and development costs	(1,349)	(1,060)
- Foreign exchange gains	(2,610)	(875)
- Depreciation	(28,842)	(26,403)
-Other	(1,100)	(371)
Gross deferred tax liability	35,839	(34,593)
Deferred tax liability, net	(3,031)	(2,236)

No deterred tax asset has been accounted for in relation to the fixed assets statutory revaluation which has been reversed for the purposes of preparing financial statements under IAS as, the major part of it, is expected to be realised in periods extending beyond the foreseeable future (Note 12).

17. ACCRUED AND OTHER CURRENT LIABILITIES:

Amounts in the accompanying balance sheets are analyzed as follows:

	2001	2000
Interest on long-term debt	18,250	22,798
Natural gas and liquid fuel	13,745	9,836
Energy	3,092	0
Other	1,525	2,271
	36,612	34,905

18. PROVISIONS:

Amounts in the accompanying balance sheets are analyzed as follows:

	2001	2000
Litigation with employees and third parties (Note 29.e)	41,633	39,883
Disputes with tax authorities (Note 9)	12,800	12,800
Mines' restoration (Note 4.f)	6,562	6,026
PIO fixed assets (Note 19)	2,000	2,000
	62,995	60,709

19. EMPLOYEE BENEFITS OBLIGATIONS:

Until December 31, 1999, the basic law defining the Company's pension, medical and other benefit plans was Law 4491/66 as amended and supplemented by laws 1902/90 and 2084/92, Under these laws there was no requirement for PPC to establish a separate pension fund and, accordingly, all employee and employer's contributions were vested in PPC. Such contributions, after deducting the pension and healthcare payments, generated a "property" which was quantified by a study conducted in 1995 by WYATT-PRUDENTIAL, to approximate, at December 31, 1992, GRD 1,300 billion. Schemes operated by PPC on behalf of its employees included a main pension plan, an auxiliary pension plan, medical benefits and lump sum payments. According to an actuarial study, the liability as of December 31, 1999 arising from the above insurance schemes amounted to approximately GRD 3,550 billion. Up to December 31, 1999, because of uncertainties regarding the level of the Company's legal obligations arising from the pension, medical and other benefit plans of its employees and pensioners, the Company was accounting for such costs on a cash basis. As further discussed in the following paragraphs, effective January 1, 2000, under Law 2773/99, the Greek State substitutes PPC in all insurance obligations towards its employees and pensioners.

Establishment of the PPC Personnel Insurance Organization ("PIO")

According to Law 2773/1999, a public entity was established under the name "Public Power Corporation Personnel Insurance Organization" ("PIO")" for the purpose of undertaking the social security schemes of the personnel and the pensioners of PPC, as they were at the date the Law was effected. Accordingly, effective January 1, 2000, PIO is responsible for the main and auxiliary pension insurance and the health and welfare insurance of its insured persons, as provided by Law 4491/1966. Law 2773/1999 and P.D.51/27.2.2001 among others, specify the following:

1. The study conducted by WYATT-PRUDENTIAL in 1995 (see above) for quantifying the "property" incorporated in the assets of PPC has, effective December 31, 1998, to be updated periodically under the same methodology and assumptions used by WYATT-PRUDENTIAL. The State fully acknowledges that the above "property" is incorporated in PPC accounts and substitutes PPC in all insurance liabilities towards its employees and pensioners. Payments made by the State to the PIO will be considered as a reduction of the above "property", as updated at any time.

2. The State shall transfer to PIO a percentage of the proceeds from any sale of the State's PPC shares to third parties, equal to 20% for the first 25% of the shares sold and to 15% for any subsequent sale of shares.

3. Until the State establishes specific funds in its budget, PPC shall continue to cover all insurance costs of its personnel and pensioners. Effective January 1, 2000, PPC will be reimbursed by the State, within the framework described in item (1) above, for any difference between revenues and expenses of PIO, as well as for all expenses incurred by the Personnel Insurance Department of PPC and any other obligations that it may have.

4. PPC, by decision of its Board of Directors, shall concede to PIO, without any consideration, the ownership of buildings, vehicles, furniture and equipment of the kinder-gardens, medical centers, holiday camps and other facilities used by the Personnel Insurance Department of PPC at the time the Law enters into force. Any maintenance expenses shall be undertaken by PIO.

5. PPC shall continue, at least up to December 31, 2002, to render to PIO any support services necessary for the PIO operation (data processing, legal and technical services etc.) at an annual fee that will be agreed by both parties.

6. Any unexpected events that would create extraordinary insurance obligations (e.g. voluntary personnel retirement) are to be incurred by PPC.

7. Additional earnings of PIO will constitute a fee from the transmission system usage and a fee from the recovery of stranded costs.

In connection with the above:

- According to the pension studies discussed above, it is likely that the PIO's liabilities exceed its assets. Although PPC has no legal obligation to cover PIO's deficits, there is no guarantee that PPC will not be required to contribute in meeting future shortfalls.

- Fixed assets that will be transferred to PIO at no consideration (see (4) above), have been estimated to amount to approximately GRD 2 billion (net book value). A provision of an equal amount has been established in the accompanying financial statements (Note 18) in the period to December 31, 2000.

- Personnel insurance schemes transactions for 2001 and 2000, are as follows:

	2001	2000

Payments made by PPC for personnel insurance schemes	205,312	186,125
Less: Employees' and employer's contributions	130,362	125,011
Shortfall	74,950	61,114

The shortfall for 2001 and 2000, plus advances to pensioners and reimbursable costs are reflected as amounts due from the PIO in the accompanying balance sheets. The amounts due from PIO are as follows:

	2001	2000
Cumulative shortfall	136,064	61,114
Advances to pensioners	17,898	17,326
Costs reimbursable to PPC (see (3) above)	27,502	14,438
	181,464	92,878
Less: Collections from the State	(124,300)	0
	57,164	92,878

Costs reimbursable to PPC consist of: a.) the PPC Personnel Division expenses, b) accrued pensioners' Christmas bonus and, c) cost of energy supplied to pensioners at discounted rates.

The PIO Board of Directors was appointed by a Ministerial Decision in August 2001. The clearance and reconciliation of the amounts and balances with PIO has not yet been finalized.

20. SHORT-TERM BORROWINGS:

At December 31, 2001 and 2000, the Company had outstanding repurchase agreements with one and two banks respectively, under which the OAE bonds (Note 7) are used as collateral in obtaining short-term financing. The maturity of these repurchase agreements is in the range of 30 to 179 days, while the Company is obliged to repurchase the bonds at a fixed price. The above repurchase agreements include a covenant that the Company should not cease to be a corporation controlled as to at least, 51% by the Greek State. These short-term borrowings are carried at amortized cost using the effective interest rate method. In late November 2001 the Company concluded a bank overdraft facility for an amount up to GRD 40,890 bearing interest at EURIBOR plus a margin. At December 31,2001 the facility was unused.

	2001	2000
Face value of bonds given as collateral	702	9,830
Repurchase amount	731	10,324
Amount outstanding at year end	717	10,144

21. LONG-TERM DEBT:

Amounts in the accompanying balance sheets are analyzed as follows:

	2001	2000
Bank loans	1,090,222	1,170,757
Bonds payable	557,371	564,343
Bills payable	1,018	1,173
	1,648,611	1,736,273
Less current portion:		
- Bank loans	145,177	198,743
- Bills payable	121	77
	145,298	198,820
Long-term portion	1,503,313	1,537,453

Long-term debt represents unsecured obligations of the Company. Certain loans and bonds include certain non-financial covenants, the most important of which are:

- The Company should not cease to be a corporation controlled as to at least 51% by the Greek State.

- The Company must not sell and distribute to end users less than 90% of all low and medium voltage electricity (not in excess of 22 kilovolts) consumed in the Republic of Greece during any period of 90 days (any reduction in such sales and distribution by the Company occurring only as a direct result of the implementation of EU Directive 96/92 as amended and/or supplemented will be disregarded for these purposes).

- The Company must inform the banks of any event which might have a material adverse effect on the financial conditions or operations of the Company or on its ability to comply with its obligations (unless any such changes occur only as a direct result of the implementation of the EU Directive 96/92 or any of its future amendments thereto or other EU Directives relating to energy policy).

- The Company is not in default in any, one or more, of its other debt obligations.

- The Company must inform the banks upon becoming aware of any litigation, arbitration or proceedings, which, if continued, could have a material adverse effect on the Company's business, assets or financial condition.

- The Company should not assign or transfer any of its rights, benefits and obligations under the loan agreements.

The total interest expense on long-term debt for 2001 and 2000 amounted to GRD 85,163 and GRD 106,337, respectively and is included in financial expenses in the accompanying statements of operations (Note 34).

A further analysis of the Company's long-term debt based on currency denominations and interest rates (fixed or floating) is given below:

a) Bank loans and bonds denominated in foreign currencies bearing interest at fixed rates

	2001	2000
Japanese Yen (primarily bonds)	88,637	98,098
Euro bonds	306,675	306,675
	395,312	404,773

Bonds denominated in Japanese Yen were issued in 1991 and 1998. The interest rates are fixed at 1.94%. The bonds outstanding at December 31, 2001 are repayable in one balloon installment due in 2003.

Bonds denominated in Euro were issued in 1999 (repayable in one balloon installment due in 2009) and 2000 (repayable in one balloon installment due in 2010) bearing interest at fixed rates of 4.50% and 6.25%, respectively, through their term.

In addition, bonds of GRD 49,414 denominated in US dollars, outstanding at December 31, 1999, were fully repaid in November 2000. Interest rate was fixed at 7.25% throughout the term of the bond.

b) Bank loans and bonds denominated in foreign currencies bearing interest at floating rates

	2001	2000
Deutsche Mark loans	154,823	233,879
Italian Lire bond	59,834	59,834
Euro bonds and loans	264,783	189,994
	479,440	483,707

Bank loans and bonds in foreign currencies were obtained at various dates from 1990 through 2001. Interest rates as al December 31, 2001 and 2000, ranged from 3.65%-4.47% and 5.26%-5,56%, respectively. Weighted average interest rates for 2001 and 2000 were, 5.24% and 4.78%, respectively. The loans are repayable in semi-annual and/or balloon installments from 2002 through to 2008.

Loans denominated in Deutsche Marks at December 31, 2000, represent two loans obtained in 1996 and 1998. The loan obtained in 1996 was fully paid in November 2001, while the loan obtained in 1998 and outstanding at December 31, 2001 is payable in one balloon installment in May 2003. In April 1997 the Company entered into two currency Swap agreements for a part of the loan (DEM 402 million out of DEM 454 million) obtained in 1996 (Note 22).

Bonds denominated in Italian Lire were drawn in January 1999 and bear interest at EURIBOR plus a spread of 0.65% and are payable in one balloon installment in January 2004. In January 1999 the Company entered into a cross-currency and interest rate swap agreement in relation to these bonds (Note 22).

The Company issued floating rate loans and bonds denominated in Euro in December 1999 and in March 2000. In May 2000 and in April 2001, the Company entered into two interest rate swap agreements and effectively changed the floating interest rates (6 month EURIBOR and 6 month EURIBOR plus a spread of 0.4%) to fixed rates of 5.52% and 5.425%. respectively (Note 22). The loan and bonds are repayable in two balloon installments in December 2004 and March 2007, respectively.

c) Bank loans denominated in Greek Drachmae

Bank loans in Greek Drachmae (GRD 404,589 and GRD 537,689 at December 31, 2001 and 2000, respectively) were obtained at various dates from 1987 through 2001. Floating interest rates at December 31, 2001 and 2000 ranged from 3.52%-4.76% and 5.38%-8.62%. respectively. The loans outstanding at December 31, 2001 are repayable in semi-annual and/or balloon installments from 2002 through 2007. Weighted average interest rates for 2001 and 2000 were 5.15% and 8.47%, respectively.

d) European Investment Bank ("EIB"):

	2001	2000
Foreign currency, fixed rate;		
-Swiss Franc	33,133	36,189
-Euro	86,121	38,572
-US dollar	13,447	14,397
-Yen	12,167	3,238
-Belgian Franc	1,856	2,056
	146,724	94,452
Greek Drachmae, floating rate	109,467	117,542
Euro, floating rate	11,000	0
Fixed exchange rate Greek Drachmae, fixed interest rate	22,128	27,582
	289,319	239,576

The long-term loans with the EIB have been concluded at various dates from 1985 through 2001 and in various currencies and are guaranteed by the Greek State (in exchange, PPC pays to the Greek State a commission in the range of 0.40% to 1.00% on the outstanding balance of the loans guaranteed). Interest rates for the loans denominated in foreign currencies are fixed in the range of 1.82%-8.1%. Interest rates for the loans denominated in Greek Drachmae and Euro at December 31, 2001 and 2000, ranged from 3.13%-3.25% and 4.72%-4.90%, respectively. The loans are repayable in annual installments from 2002 through 2016.

With respect to the loans obtained prior to 1992, which at December 31, 2001 and 2000 amounted to GRD 22,128 and GRD 27,582, respectively, the Bank of Greece covers the exchange risk in accordance with Ministerial and the Greek Monetary Committee decisions (in exchange, PPC pays a premium calculated on the difference between the interest rate of each currency of the loan and the average rate of the quotations of four major banks minus 1.5%). Interest rates for these loans at December 31, 2001 and 2000, ranged from 5.15%-8.5% and 7.06%-13.50%, respectively.

Weighted average interest rates for loans denominated in Greek Drachmae for 2001 and 2000 were 4.07% and 8.21%. respectively.

PPC is obliged to comply with certain, non-financial covenants the most important of which are:

- The Company must inform the EIB of any material change to any of the Acts relating to its constitution and functions and of any change in controlling ownership.

- To furnish the EIB with progress information for the projects financed by the respective loans.

- To submit for approval any significant change in project plan or expenditure.

- The Company must inform the EIB in the event of a significant reduction in the value of the Company's assets (other than any reduction caused by the implementation of the EU Directive 96/92).

- Should the total cost of the respective projects fall significantly below those stipulated in the loan agreement the EIB may demand proportional prepayment of the related loan.

- To maintain, repair and overhaul all property forming part of the related projects.

- The Company shall (unless the EIB has consented otherwise) retain title to all assets comprising the project.

- The Company is not in default in any of its other debt obligations.

e) Project financing:

	2001	2000
Floating rate:		
-Deutsche Mark	13,589	15,680
-Euro	31,392	32,478
-Swiss Franc	28,787	12,281
-Belgian Franc	0	147
	73,768	60,586
Fixed rate:		
-US dollar	4,431	5,250
-Swiss Franc	1,752	4,692
	6,183	9,942
	79,951	70,528

The above amounts represent promissory notes or long-term credits obtained to finance specific supply contracts and are repayable in semi-annual installments from 2002 to 2013. Interest rates on fixed rate credits are in the range 5.00%-7.4%. Interest rates on floating rate credits at December 31, 2001 and 2000, ranged from 3.74%-4.2% and 5.57%-6.01%, respectively. "Weighted average interest rates for 2001 and 2000 were 5.17% and 4.44%, respectively.

The annual principal payments required to be made subsequent to December 31, 2001, based on the exchange rates as at December 31, 2001, are as follows:

Year	Amount
2002	145,298
2003	371,970
2004	259,963
2005	108,840
2006	83,888
2007 and thereafter	678,652
	1,648,611

The fair value of bonds that are publicly traded at December 31, 2001 and 2000 totaled GRD 458,511 and GRD 450,866, respectively, while their respective carrying amount as at December 31, 2001 and 2000 totaled GRD 468,734, since the aforesaid bonds are denominated in Euro.

The fair value of fixed rate long-term bonds for which there are no quoted market prices (based on discounted cash flow analysis) at December 31, 2001 and 2000 totaled to GRD 91,861 and GRD 98,208, respectively, while their respective carrying amount as at December 31, 2001 and 2000 totaled GRD 88,636 and GRD 95,608, respectively. The fair values of long-term loans with floating interest rates approximate then carrying amounts.

22. FINANCIAL INSTRUMENTS:

Swap Agreements: At December 31, 2001 the Company had one interest rate and cross currency swap agreement and six interest rate swap agreements outstanding:

Cross Currency and interest rate Swap Agreements: One agreement was concluded in January 1999 for a period of five years through January 8, 2004 under which the Company receives interest at a rate equal to six month LIBOR (currently EURIBOR) plus 0.65% on a nominal amount of Italian Lira 340 billion and pays interest at a fixed rate of 1.175% on a nominal of Yen 25 billion.

Interest Rate Swap Agreements:

- An agreement was concluded in May 2000 for a period of four years through December 3, 2004 for an amount of € 250 million. Under this agreement, the Company receives interest at a rate equal to six month EURIBOR and pays interest at a fixed rate of 5.52%.

- An agreement was concluded in April 2001 for a period of six years through March 27 2007 for an amount of € 300 million. Under this agreement, the Company receives interest at a rate equal to six month EURIBOR plus a spread of 0.4% and pays interest at a fixed rate of 5.425%.

- An agreement was concluded in April 2001 for a period of four years through May 30, 2005 for an amount of € 73 million. Under this agreement, the Company receives interest at a rate equal to six month EURIBOR plus a spread of 0.6% and pays interest at a fixed rate of 5.3475%.

- An agreement was concluded in April 2001 for a period of five years through May 23, 2006 for an amount of € 147 million. Under this agreement, the Company receives interest at a rate equal to six month EURIBOR plus a spread of 0.3% and pays interest at a fixed rate of 5.03%.

- An agreement was concluded in June 2001 for a period of six years through August 23, 2007 for an amount of € 73 million. Under this agreement, the Company receives interest at a rate equal to six month EURIBOR plus a spread of 0.3% and pays interest at a fixed rate of 5.275%.

- An agreement was concluded in June 2001 for a period of six years through September 3, 2007 for an amount of € 117 million. Under this agreement, the Company receives interest at a rate equal to six month EURIBOR plus a spread of 0.3%-0.325% and pays interest at a fixed rate of 5.347%.

In addition, two Currency Swap Agreements were concluded in April 1997 for a period of four years through November 22, 2001 under which the Company was receiving interest at a rate equal to three month LIBOR (currently EURIBOR) plus 0.375%-0.40% on a total capital of DEM 402 million and was paying interest at rates equal to three month ATHIBOR (currently EURIBOR) plus 0.10% and 0.19% on a total capital of GRD 64 billion. Upon maturity of these swap agreements their fair value of GRD 6,495 gain previously recognized as a transition adjustment (see below) has been included in the accompanying 2001 statement of income.

The impact of these hedging transactions for the year ended December 31, 2000 amounted to loss of GRD 407.

As at December 31, 2000, the swap agreements were measured at their fair values in accordance with IAS 39 and the resulting transitional adjustment (net loss) of GRD 14,838 has been included in equity as an adjustment to the opening balance of accumulated deficit. At December 31, 2001, none of the above instruments met the criteria for hedge accounting and accordingly the change in their fair values of GRD 658 (loss) is included in financial expenses in the accompanying 2001 statement of income.

23. DEFERRED SUBSIDIES AND CUSTOMERS' CONTRIBUTIONS:

PPC obtains subsidies from the European Union through the Greek State in order to fund specific projects. In addition PPC customers (including State and Municipalities) are required to participate in the funding of the initial network connection cost (meters, substations, network connections etc.) or other infrastructure.

The above subsidies are recorded upon collection and are reflected in the balance sheet as deferred income. Such amounts are amortized over the useful life of the related assets when these are put in operation. Subsidies' amortization is recorded against depreciation charge (Note 32).

Amounts in the accompanying balance sheets are analyzed as follows:

	2001	2000

Cost:		
- Subsidies	223,780	204,742
- Customers' contributions	365,167	310,313
- Other	27	(192)
	588,974	514,863
Accumulated Amortization:		
- Subsidies	92,487	85,029
- Customers' contributions	120,970	99,066
- Other	(193)	(192)
	213,264	183,903
Net Book Value:		
Subsidies	131,513	119,713
Customers	244,197	211,248
	375,710	330,961

The amount of subsidies and customers' contributions collected during the years 2001 and 2000 totalled GRD 74,111 and GRD 38,953. respectively.

The amortization of subsidies and customers' contributions during the years 2001 and 2000 totalled GRD 29,362 and GRD 27,422, respectively.

24. OTHER NON-CURRENT LIABILITIES:

Other non-current liabilities are analysed as follows:

	2001	2000
Tax assessments 1989-1999 (Note 16)	7,072	14,144
TAP-HEAP reserve	8,312	8,312
Customers' deposits	97,975	89,376
Tax on fixed assets' revaluation (Note 12)	0	1,253
Unrealized loss on derivatives valuation (Note 22 and Note 4(u))	23,642	0
Other	5	289
	137,006	113,374

TAP-HEAP Reserve: The amount represents a reserve for personnel retirement indemnities established by TAP-HEAP the insurance fund of HEAP, an electric utility company, which was absorbed by PPC in 1985. The amount has been classified as a non-current liability to PIO, which was established in late 1999 (Note 19).

Customers' deposits: The amount relates to deposits made from customers upon initial connection to the transmission and/or distribution networks and is considered as a coverage of unbilled consumption outstanding as of any time. Such deposits are refundable (non-interest bearing) upon termination of connection by the customer. As the refund of such amounts is not expected to be realized within a short period of time the amounts are classified as long term liabilities.

25. SHARE CAPITAL:

Under its enabling statute of 1950, PPC was established as a "Public Corporation belonging entirely to the Greek State, operating for the public interest under the supreme inspection and control of the State". A subsequent legislative Decree provided PPC with a special legal status among enterprises within the State sector, stipulating that PPC was not subject to legislative provisions regulating the State sector generally, but rather subject to such provisions only when specifically mentioned. A Presidential Decree in 1985 stipulated that PPC is a public sector corporation, belonging to the Greek State, operating with full administrative, legal and financial autonomy, under the supervision of the Greek State. Until December 31, 2000, the State's special ownership of PPC was evidenced by statute and not by shares or stock in any form.

Under Law 2773 and pursuant to Presidential Decree 333/2000, PPC was transformed, effective January 1, 2001 into a societe anonyme wholly owned by the State for the purpose of carrying on the business of an electricity company. Law 2773 also ratified the Articles of Incorporation of PPC which specifies, among other things, the following:

- The Greek State is not permitted to hold less than 51% of the voting shares of PPC, after any increase in its share capital.

- In case the participation percentage of a shareholder or affiliated companies exceeds in total 5% of PPC's share capital, such shareholder will not have the right to vote at the general assembly for the percentage of his shareholding exceeding 5%.

- The Company's fiscal year ends at December 31 of each year. Exceptionally, the Company's first fiscal year will be concluded at the end of the year succeeding the year of PPC's transformation into a societe anonyme.

- The life of the company was set for 100 years.

The share capital of PPC S.A. was set at GRD 220 billion consisting of 220 million common registered shares of Greek Drachmae one thousand par value each. At December 31, 2000, PPC made transfers from equity accounts to set up the share capital of GRD 220 billion, as analysed below:

Contributions by the Greek State	38,797
Revaluation surplus of machinery under law 1731/1987 (Note 12)	164,321
Revaluation surplus of buildings under Ministerial Decision 2665/1988 (Note 12)	7,649
Revaluation surplus (part of) of land under Ministerial Decision 2665/1988 (Note 12)	9,233
	181,203
	220,000

The shareholders' General Assemblies held on November 16 and November 22, 2001 approved the increase of the share capital through the issuance of 12,000,000 new common registered shares of Greek Drachmae one thousand par value each and the listing of the Company's shares on the Athens Stock Exchange and their admission for trading, in the form of Global Depositary Receipts, to the London Stock Exchange. These new shares issued were offered to the public at an average price per share of GRD 4,287. The resulting share premium of GRD 39,443 net of the related issuance costs of GRD 3,092 is separately reflected in shareholders equity.

26. RESERVES:

Amounts in the accompanying balance sheets are analyzed as follows:

	2001	2000
Tax free (Law 2238/94)	3,764	3,764
Tax free	27,361	27,361
Specially taxed reserves	38,517	38,517
Securities valuation surplus (Note 7)	5,117	7,825
	74,759	77,467

Tax-free and specially taxed reserves represent interest income which is either free of tax or a 15% tax is withheld at source. This income is not taxable, assuming there are adequate profits from which respective tax-free reserves can be established. However, if distributed, such reserves are subject to income tax (estimated to approximate GRD 22 billion at December 31, 2001). Presently, the Company has no intention to distribute any of its tax free or specially taxed reserves.

27. LEGAL RESERVE:

Under Greek corporate law, corporations are required to transfer a minimum of five percent of their annual net profit as reflected in their statutory books to a legal reserve, until such reserve equals one-third of the paid-in share capital. This reserve cannot be distributed through the life of the company. The accumulation of such reserve will apply to the Company upon the closing of its first fiscal year following its transformation into a society anonyme (Note 2).

28. DIVIDENDS:

Under Greek corporate law, companies are required each year to declare from statutory profits dividends of at least 35% of after-tax profit, after allowing for the legal reserve, or a minimum of 6% of the paid-in share capital, whichever is greater. However, the Company can waive such dividend with the unanimous consent of its shareholders.

Furthermore, Greek corporate law requires certain conditions to be met before dividends can be distributed, which are as follows:

(a) No dividends can be distributed to the shareholders as long as the Company's net equity, as reflected in the statutory financial statements, is, or after such distribution, will be less than the outstanding capital plus non-distributable reserves.

(b) No dividends can be distributed to the shareholders as long as the unamortized balance of "Pre-operating Expenses", as reflected in the statutory financial statements, exceeds the aggregate of distributable reserves plus retained earnings.

The above, apply to the Company effective January 1, 2001 following its transformation into a society anonyme (Note 2).

29. COMMITMENTS AND CONTINGENCIES:

(a) Construction Program: The Company is engaged in a continuous construction program, currently estimated to approximately GRD 1,280 billion over a five-year period from 2002 to 2006. These expenditures are planned to be focused primarily on the Distribution and Generation units. The program is subject to periodic review and revision and actual construction costs may vary from the above estimate because of numerous factors, including changes in business conditions, changes in environmental regulations, increasing costs of labor, equipment and materials and cost of capital.

(b) Agreement with WIND: In August 2001, the Company's wholly owned subsidiary PPC Telecommunications Services SA. together with its subsidiary Evergy S.A. entered into an agreement to form a new company with WIND (an Italian telecoms provider, the shareholders of which are ENEL S.p.A. and France Telecom). The new company plans to enter the fixed and fixed wireless communications as well as multimedia and Internet services in Greece. The Company's total estimated equity contribution into this new company is expected to be within the range of GRD 24 billion to GRD 55 billion. The Company will also construct a fiber-optic network along its existing lines (an investment which is expected to amount to GRD 10 billion), which will in turn be leased to the new company.

(c) Insurance Coverage The Company's property, plant and equipment are located all over Greece and therefore risk of major loss is reduced. PPC does not carry any form of insurance coverage on its property, plant and equipment, save for its information technology equipment.

(d) Ownership of Property: According to a study performed by an independent law firm, major matters relating to the ownership of PPC's assets, are as follows:

1. Public Power Corporation S.A. is the legal successor to all property rights of the former PPC legal entity. Its properties are for the most part held free of encumbrances. Although all properly is legally owned, legal title in land and buildings will not be perfected and therefore tine may not be enforced against third parties until the property is registered at the relevant land registry in the Company's name. PPC is in the process of registering this property free of charge at the relevant land registries following a simplified registration procedure. Such process is expected to be finalised by June 2002.

2. In a number of cases, expropriated land, as presented in the expropriation statements, differs (in quantitative terms), with what PPC considers as its property.

3. All agricultural land acquired by PPC through expropriation in order to be used for the construction of hydroelectric power plants, will have to be transferred, following a decision of PPC's Board of Directors and a related approval by the Ministry of Development, to the State, at no consideration, if the purpose for which it was expropriated has been satisfied.

(e) Litigation and Claims: The Company is a defendant in several legal proceedings arising from its operations with a maximum potential exposure of approximately GRD 335 billion, as further analyzed below:

1. Claims with contractors and suppliers: A number of contractors and suppliers have raised claims against the Company, mainly for disputes in relation to the construction and operation of power plants. These claims are either pending before courts or in arbitration and mediation proceedings. The total amount involved is approximately GRD 52 billion. In most cases the Company has raised counter claims, which are not reflected in the accounting records until the time of collection.

2. Fire incidents on the island of Crete: A number of individuals on the island of Crete have raised claims against the Company for damages incurred as a result of alleged electricity-generated fires. The cases relate mainly to the years 1993 through 1996 and the total amount involved is approximately GRD 16 billion.

3. Claims by employees: Company's employees are claiming the amount of GRD 47 billion, for allowances and other benefits that according to the employees should have been paid by the Company. The majority of the above amount relates to periods prior to 1996.

4. Claims by pensioners: approximately 6,500 pensioners have filed an action before the European Court in Strasbourg in April 2000, seeking to overturn a final judgment of the Greek Supreme Administrative Court relating to the calculation of the annual adjustment of pensions. The amount involved is estimated at GRD 220 billion. The accompanying financial statements do not include any provision for this claim as, according to a legal opinion obtained by the Company, any liability involved lays with the PIO (Note 19).

For the amounts under (1), (2) and (3) above, the Company has established provisions, which at December 31,2001 totaled approximately GRD 42 billion (Note 18).

(f) Arbitration: The Company is in arbitration proceedings with one of its high voltage customers for the revision of the price at which electricity is supplied (under a contract, which expires in the year 2006). The arbitration proceeding commenced in February 1999 and relates to the electricity supplied during the period for January 1, 1999 to December 31, 2001. The amount claimed by the Company approximates GRD 5,260, while the customer has submitted a counter claim which if accepted will reduce the Company's claim by approximately 35%. The last hearing was held on December 8, 2001 and the arbitration result is expected within 2002.

(g) Environmental obligations: Following an assessment of PPC's operations by an independent environmental consulting firm, the Company believes that approximately GRD 145 billion of investment in environmental, health and safety matters will be required over the forthcoming ten years in present value terms. The above amount represents only an indication of the probable investment needs. The precise investments will depend upon a number of factors, such as the demand for electricity in the future, PPC's long term business strategy, the regulatory environment and also the future level of enforcement of environmental laws and regulations in Greece.

Key uncertainties that may influence the final level of environmental investment which PPC will be required to make over the forthcoming decade, include:

1. Several Environmental Permits and operating Licenses have yet to be obtained by individual PPC operating units. This includes the mines, Megalopolis A power station, some of the hydroelectric stations and a large part of the national transmission network.

2. Construction operations at the Messochora Dam on the Acheloos river have been halted, as the Environmental Permit for the project as a whole, has not been granted by the State. The study has assumed that the dam may be completed in approximately three years, but the process way take longer due to delays in the decision making process. To-date PPC has invested approximately GRD 100 billion in this project.

3. Under IPPC (Integrated Pollution Prevention and Control), the definition of Best Available Techniques for Large Combustion Plants have yet to be agreed. These, and the amendments to the Large Combustion Plant Directive will; 1)

require investments at PPC's larger thermal power plants stations, 2) reduce the hours of operation of its oil fired stations and 3) bring forward closure of its Megalopolis A and B plants.

4. The Kyoto protocol, if ratified by the European Union, may require the Company to reduce CO2 (carbon dioxide) emissions. This could include the substitution of old power plants with modem, natural gas combined cycle power plants, an increase in the share of renewable energy, implementation of combined heat and power plants or recovery and storage of CO2 from flue gases.

5. The extent of contaminated land has yet to be defined for many of PPC's installations. At present, there appears to be no requirement for large scale remediation projects at PPC's sites in the short term, and it is unlikely that this will be required at the mining areas or at the lignite stations for the foreseeable future. Remediation, however, may be warranted at some of the firm's oil-fired stations, and depots and of its underground cables in the future.

6. Limited studies on the presence of asbestos-containing materials have been undertaken by the Company, but these are not comprehensive. Costs may be incurred across certain of PPC's operations, once comprehensive surveys have been carried out.

7. Exposure of the public to electromagnetic fields from PPC's transmission lines and sub stations, is considered to be substantially less than the exposure guidelines thresholds (100 UT for magnetic fields) developed by the International Commission on Non Listing Radiation Protection (ICNIRP) and CENELEC.

30. REVENUES:

Energy sales:	2001	2000
- High voltage	78,732	79,744
- Medium voltage	194,584	175,448
- Low voltage	766,979	711,093
	1,040,295	966,285
Other (Note 15)	13,095	11,042
	1,053,390	977,327

31. PAYROLL COST:

	2001	2000
Total payroll cost	365,773	354,484
Less:		
- Capitalization of payroll to fixed assets	(33,196)	(41,617)
- Payroll cost included in fossil fuel production	(76,470)	(72,349)
- Payroll cost of PIO, claimed from the State (Note 19)	(7,007)	(7,122)
	249,100	233,396

32. DEPRECIATION AND AMORTIZATION:

	2001	2000
Depreciation on fixed assets (Note 12)	117,322	109,672
Plus:		
- Software amortization	856	637
Less:		
- Amortization of deferred subsidy income (Note 23)	(29,362)	(27,422)
- Depreciation included in fossil fuel consumption	(15,203)	(9,846)
	73,613	73,041

33. OTHER EXPENSES:

	2001	2000
Transportation and traveling expenses	7,929	8,556
VAT non-refundable	0	7,062
Other	8,445	8,821
	16,374	24,439

34. FINANCIAL EXPENSES:

	2001	2000
Interest expense	85,163	106,337
Amortisation of loans' issuance and other fees	948	1,097
Duties on interest expense	2,601	3,592
Other	2,803	3,807
	91,515	114,833

35. OTHER INCOME (EXPENSE), NET:

	2001	2000
Subsidies on expenses	1,421	2,339
Gain from retirement of fixed assets (Note 12)	2,543	3,482
Gain (loss) on sale of materials	158	17
Penalty clauses	3,233	2,457
Tax on statutory revaluation of fixed assets	0	(2,507)
Other	3,328	(553)
	10,683	5,235

36. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN GREEK GAAP AND IAS

As further discussed in Note 3(a) above, the accompanying financial statements have been based on the statutory financial statements, appropriately adjusted and reclassified for conformity with the standards prescribed by the International Accounting Standards Committee. The significant differences applicable to the Company's financial statements, are described below:

Reconciliation of shareholders' equity and net income from Greek GAAP to IAS

The following reconciliation table ("Reconciliation Table") summarises the significant adjustments to shareholders' equity for 2001 and 2000 that were applied to the statutory financial statements in order to comply with IAS (amounts in millions of Greek Drachmae):

	Item	2001	2000
Shareholders' equity per Greek GAAP		624,972	408,571
-Account for fixed assets subsidies and customers' contributions as deferred income rather than as part of the shareholders' equity	a	(377,250)	(333,185)
-Reverse fixed assets statutory revaluation	b	(117,529)	(124,404)
-Account for deferred income taxes	c	(3,031)	(2,236)
-Account for marketable securities and financial instruments at fair values	d	(18,741)	7,608
-To defer and amortize loan fees and expenses	e	5,538	6,485
-Fixed assets' depreciation	f	82,406	75,434
-Income tax	g	(46,182)	0
-Unrealized foreign exchange gains	h	7,457	2,757
-Other		(99)	(176)
		(467,431)	(367,717)
Shareholders' equity per IAS		157,541	40,854

The Reconciliation Table below summarises the significant adjustments to net income for 2001 and 2000 that were applied to the statutory financial statements in order to comply with IAS (amounts in millions of Greek Drachmae):

	Item	2001	2000
Net income (loss) per Greek GAAP		120,907	(10,390)
-Account for fixed assets subsidies and customers' contributions as deferred income rather than part of the shareholders' equity	a	0	0
-Reverse depreciation on fixed assets statutory revaluation surplus	b	6,875	11,703
-Account for deferred income taxes	c	(795)	(1,934)
-Account for marketable securities and financial instruments at fair values	d	(8,804)	0
-To defer and amortize loan fees and expenses	e	(947)	1,438
-Adjust fixed assets' depreciation rates	f	6,972	7,341
-Income tax	g	(46,182)	0

-Unrealised foreign exchange gains	h	4,700	560
-Share capital issuance costs	i	3,092	0
-Other		(5)	(248)
		(35,094)	18,860
Net income per IAS		85,813	8,470

a. Subsidies for fixed assets and customers' contributions: Under Greek GAAP subsidies and customers' contributions received to finance the purchase and/or acquisition of fixed assets are recorded as a reserve under equity and are amortized on a straight line basis over the useful life of the asset to which they relate. Under IAS subsidies and customers' contributions received to finance the purchase and/or acquisition of fixed assets are recorded as a deferred income under non-current liabilities and are amortized on a straight line basis over the useful life of the asset to which they relate.

b. Statutory revaluation of fixed assets: As further discussed in Note 12 above, in accordance with Greek tax legislation, fixed assets are periodically revalued (usually every four years). These revaluations are based on (non-industry specific) indices, which are determined by the Government, through Ministerial Decisions. These statutory revaluations do not meet the criteria required by IAS 16 "Property, plant and equipment" and accordingly have been reversed in the accompanying financial statements.

c. Deferred income taxes: Greek GAAP does not permit accounting for deferred taxes. As further discussed in Note 16 above, IAS requires deferred taxes to be accounted for.

d. Valuation of marketable securities and financial instruments: Under Greek GAAP marketable securities are accounted for at the lower of cost or fair value, while there is no guidance as to the accounting of financial instruments. As further discussed in Note 4 above, IAS requires accounting for marketable securities and financial instruments at fair value.

e. Loan fees and expenses: Under Greek GAAP loan fees and expenses are accounted for on a cash basis or may be deferred and amortized over a period of five years, at maximum. The Company, for statutory reporting purposes, accounts for such costs on a cash basis. Under IAS such costs are deferred and amortized over the life of the facility to which they relate. If any debt facilities have been modified from their original terms, the associated debt costs that have been deferred should be written-off/amortized over a different period depending on the terms that have changed.

f. To account for depreciation on mining equipment and transmission lines in accordance with useful lives rather than statutory depreciation rates: Under Greek GAAP depreciation is calculated based on rates determined by the tax authorities which may differ from the fixed assets' estimated useful lives based on which depreciation is accounted for under IAS.

g. Income tax: Income tax for 2001 is a reconciling item due to the fact that for statutory reporting purposes, the Company's first fiscal year ends at December 31, 2002 and accordingly no provision for income taxes has been recorded in the Company's books for the period from January 1 to December 31, 2001.

h. Unrealised foreign exchange gains: Under Greek GAAP unrealised foreign exchange gains arising from year-end valuation of monetary assets and liabilities denominated in a foreign currency are deferred and are recognised in the statement of income when they become realised. Under IAS such foreign exchange gains are immediately recognised in the income statement.

i Share capital issuance costs: Under Greek GAAP share capital issuance costs can either be deferred and amortised over a period of five years or can be charged in the statement of operations. The Company, for statutory reporting purposes, has charged these costs in the statement of income. Under IAS, such costs are accounted for as a deduction of equity, net of any related income tax.

END

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